Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
Occidental Petroleum Corporation
Occidental Petroleum Corporation Savings Plan:

We consent to the incorporation by reference in the registration statement (333-83124) on Form S-8 of Occidental Petroleum Corporation of our report dated June 22, 2011 with respect to the statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Occidental Petroleum Corporation Savings Plan.

/s/ KPMG LLP
Los Angeles, California
June 22, 2011